FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 16th of March, 2006

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	16th of March, 2006	By:	/s/ Donna Gershowitz
General Counsel

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Editorial Contact	Investor Contacts
David Coates Brodeur Worldwide	Jeff Corbin / Lee Roth KCSA Worldwide
+1-617-587-2927	+1-212-896-1214 / 1209
dcoates@brodeur.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-Systems to Speak at Denali MemCon

SUNNYVALE, Calif., Oct. 2, 2005 - M‑Systems (Nasdaq: FLSH), an industry leader and innovator of flash-based data storage devices, announced today that Arie Tal, director of marketing for M-Systems` Mobile division, will be speaking at Denali MemCon San Jose 2005, an industry forum for exchanging leading-edge information on tools, technology, and product roadmaps for memory, storage, and semiconductor interface standards.

At 2:15pm on Thursday, October 13th, Tal will deliver a presentation entitled "Embedded Flash Drives: Standardizing Embedded NAND" during the flash track of the conference taking place at the Westin Hotel in Santa Clara, California.  M-Systems will also be represented in panel discussions held on other topics on October 12th & 13th.

Through Tal`s presentation, M-Systems will share insight gained through its experience with the world`s leading mobile handset manufacturers.  M‑Systems introduced the first NAND-based embedded solution to the mobile market in 2001.  Today, its DiskOnChip embedded flash drive is integrated within devices sold by six of the world`s top seven mobile handset manufacturers.

More information about Tal`s presentation and Denali MemCon San Jose 2005 can be found online at www.denali.com/memcon/sj2005_sponsors/msystems_flash.html.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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Editorial Contacts for M-Systems	Editorial Contact for Digi-Key:
David Coates	Steven G. Tsukichi VP/Marketing
Brodeur Worldwide	Digi-Key Corporation
dcoates@brodeur.com	steve.tsukichi@digikey.com
+1-617-587-2927	800/338-4105 x1001

Investor Contacts for M-Systems
Jeff Corbin / Lee Roth
KCSA Worldwide
jcorbin@kcsa.com / lroth@kcsa.com
Tel: +1-212-896-1214 / 1209

FOR IMMEDIATE RELEASE

M-Systems and Digi-Key Sign Distribution Agreement

DiskOnChip® and FFD(TM) flash disk products soon to be available to Digi-Key`s worldwide catalog and online customer base

SUNNYVALE, Calif. and THIEF RIVER FALLS, Minn., Oct. 6, 2005 - M-Systems (Nasdaq: FLSH), an industry leader and innovator of flash-based data storage devices, and Digi-Key Corporation, a U.S.-based electronic component distributor, today announced that the companies have signed a worldwide distribution agreement.

M-Systems` embedded flash disk products will be featured in Digi-Key`s printed and online catalog and will be available for purchase directly from Digi-Key.

"Many design engineers have a Digi-Key catalog and, with M-Systems inside, it will be a great outlet for us into new designs," said Scott Deutsch, M-Systems` vice president of sales for the Americas.  "Digi-Key has a huge catalog and online customer base that will now have access to our DiskOnChip® and FFD(TM) products for all of their product development needs."

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M-Systems` DiskOnChip and FFD products provide reliable and fast non-volatile memory (NVM) to store data and code locally.  They are available in a wide range of capacities, form factors, and bus interfaces, targeting applications such as gaming machines, point of sale (POS), thin clients, servers, printers, single-board computers (SBCs) and computers used for military, telecom and aviation needs. Based on leading-edge NAND flash technology, an ultra-thin controller and advanced flash management software, M-Systems embedded flash drive products provide an optimized NVM solution with an ideal cost structure.

"We are pleased to be able to offer M-Systems` line of data storage products to our worldwide base of engineering and procurement customers," said Mark Larson, president of Digi-Key.  "M-Systems` innovative products will help to broaden our line card offering and enable us to better serve the diverse electronic component needs of our customers."

About Digi-Key Corporation

Digi-Key Corporation is one of the fastest growing electronic component distributors in the world. From its beginnings, Digi-Key Corporation has attained a reputation of leadership in the electronic distribution business for its total commitment to service and performance.  As a full-service provider of prototype/design as well as production volume quantities of electronic components, Digi-Key consistently rates #1 for overall performance among more than 600 distributors in the United States. They offer over 530,000 different products from more than 320 quality name-brand manufacturers. Their commitment to inventory is second- to- none. Access to this broad product offering is available 24 hours-a-day, seven-days-a-week by going online at www.digikey.com.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/site/en-US/Corporate/PressRoom/ImageLibrary.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.

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These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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Editorial Contact	Investor Contacts
David Coates Brodeur Worldwide	Jeff Corbin / Lee Roth KCSA Worldwide
+1-617-587-2927	+1-212-896-1214 / 1209
dcoates@brodeur.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-Systems Expands uDiskOnChip Boot and Storage Support for Windows Embedded Operating Systems

uDiskOnChip, now with WinCE, WEPOS and XP Pro support, specifically tailored to embedded applications such as gaming machines, POS, thin clients, servers, printers and SBCs

SUNNYVALE, Calif., Oct. 19, 2005 - In order to meet increasing demand for easy-to-integrate storage capacity within embedded computing devices, M-Systems (Nasdaq: FLSH), an industry leader and innovator of flash-based data storage devices, today announced new software support, form factors and capacities for its uDiskOnChip product line.

uDiskOnChip currently integrated as the embedded storage and boot solution within a variety of embedded applications such as gaming machines, POS, thin clients, servers, printers and single-board computers (SBCs), is the industry`s first USB 2.0-based flash disk for embedded systems providing high-performance, reliability and security.

As of today, uDiskOnChip is available as a boot and storage solution for Microsoft WinCE, WEPOS and XP Pro operating system (OS) environments.  This new expanded support is in addition to the previously announced uDiskOnChip boot and storage capability for Windows XP Embedded.

"We are pleased M-Systems has expanded support for uDiskOnChip for Microsoft Windows Embedded products.  Flash-based devices like M‑Systems` uDiskOnChip answer the special storage needs of thin clients, POS and other embedded applications," said Jane Gilson, director, Windows Mobile and Embedded Devices Division at Microsoft Corp. "uDiskOnChip offers the embedded market a USB 2.0 storage and boot solution very well suited for Windows Embedded operating systems, which are tailored specifically to enhance productivity in markets such as POS and Thin Client."

Additionally, the capacity range of uDiskOnChip has been expanded to 32-megabytes to 4-gigabytes and a new, low-profile height of 6.88mm is now available.

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"uDiskOnChip`s new low-profile form factor is an answer to the height constraints faced by board designers. As the industry is moving towards smaller boards, space is tight and uDOC`s low height suits this need," said Ofer Tsur, vice president of sales and marketing for M-Systems` embedded division.  "We are seeing high demand for this type of storage device, particularly within the printer and server markets."

In addition to the expanded Windows OS support, and Linux support previously announced, uDiskOnChip is also now supported as a storage solution for embedded applications running VxWorks, a real-time OS from Wind River Systems, Inc.

About M-Systems` uDiskOnChip Flash Disk

More information about uDiskOnChip is available online at www.m-systems.com/udiskonchip.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/site/en-US/Corporate/PressRoom/ImageLibrary.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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